

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2011

Via Email
Alexander Long
Chief Executive Officer
Success Exploration & Resources, Inc.
21 Souriqouis Street
Chatham, Ontario N7M 2T1

> **Re:** **Success Exploration & Resources, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **File No. 333-167001**
> **Filed July 27, 2011**

Dear Mr. Long:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Financial Information, page 5

1.   Your response to prior comment three explains that you updated the basic loss per share disclosure in your consolidated statement of operations for the year ended May 31, 2010 to be ($0.01). As it does not appear such revision was made, please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Mark Wojciechowski at (202) 551-3759, or Mark Shannon at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
        John Dolkart, Esq.